02037395

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C.
MAY 20 2002
1086

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 10, 2002

Petróleo Brasileiro S.A. - PETROBRAS (Brazilian Petroleum Corporation - PETROBRAS)
(Translation of registrant's name into English)

Avenida República do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
No. 82-4153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signe on its behalf by the undersigned, thereunto duly authorized.

PROCESSED
MAY 24 2002
THOMSON
FINANCIAL

Date: May 10, 2002

Petróleo Brasileiro S.A. - PETROBRAS
(Registrant)

By: [signature]

Name: Luciana Bastos de Freitas Rachid
Title: Executive Manager

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

A Publicly Held Company
CNPJ/MF nº 33.000.167/0001-01
NIRE nº 33300032061

NOTICE OF SHAREHOLDERS MEETING

SPECIAL MEETING OF PREFERRED SHAREHOLDERS

The Board of Directors of Petróleo Brasileiro S.A. - PETROBRAS hereby convenes Shareholders, beneficial owners of preferred shares to a Special Meeting on June 10 2002 at 4:00 p.m. in the auditorium of the Company's head office at Avenida República do Chile, 65, 1st floor in the city of Rio de Janeiro (RJ), pursuant to the provisions of paragraph 1 of article 136 of Law 6404 dated December 15 1976, for the purposes of ratifying the Extraordinary General Meeting's decision of equal date as to the insertion of the 5th paragraph in article 4 of the Company's Bylaws, authorizing the issue of preferred shares by waiving the current proportion with the common shares.

Preferred shareholders who may wish to be represented at the said Special Meeting should comply with the provisions of article 126 of the Corporate Law by showing the relevant power of attorney on the day of the meeting or depositing the same containing appropriate powers to Room 401-E (Shareholder Support Services - *Suporte ao Acionista*), at the Company's head office by 5:00 p.m. on June 9 2002.

Rio de Janeiro, May 10 2002.

Signed by

Pedro Pullen Parente
President of the Board of Directors